

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 12, 2010

Mr. Scott Beaudette
President and Chief Executive Officer
Sunpeaks Ventures, Inc.
#106, 505 19 Ave SW
Calgary, Alberta, T2S 0E4

> **Re:** **Sunpeaks Ventures, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 2, 2010**
> **File No. 333-161985**

Dear Mr. Beaudette:

We have reviewed your response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to our prior comment 4 and reissue the comment. Please update your disclosure throughout your filing, including the amount of cash on hand found in the risk factor entitled "Current revenue is inadequate…."

Outside Front Cover Page

2. We note your response to our prior comment 5. Please include in the registration statement the disclosure provided in your response. In particular include disclosure indicating that Mr. Beaudette will inform each shareholder orally whether he is offering the shares on behalf of the company or on his own behalf as a selling shareholder.

3. We note your response to our prior comment 7 and reissue the comment. Please revise to remove all references to an all or nothing offering, including the reference in the first paragraph of the outside front cover page.

Prospectus Summary, page 6

4. We note your response to our prior comment 13. Please include disclosure regarding the convertible note in the summary section.

The Company Overview, page 6

5. We note your response to our prior comment 12 and reissue the comment in part. Please disclose in sufficient detail the holders of the other interests, what those wells are producing, if anything, your rights and responsibilities, and your anticipated revenues from your 1.28571% interest. Discuss whether you have any written agreements covering your interests, and file these as exhibits. In addition, provide similar disclosure in the "Business" section on page 18. We may have further comments.

Risk Factors, page 7

6. We note your response to our prior comment 16 and your statement that the company may not have its ability to "replace [y]our reserves or maintain production levels." Please remove the reference to your reserves and production or address your current reserves and production throughout the registration statement.

Initial Opportunity, page 18

7. We note your statement that the Nancy Hubbard well is in production right now and that you have plans to attempt to increase its current production output. Please indicate the latest date on which you have evidence of production. In the alternative, remove all references to production.

8. In addition, please provide your basis for the assertion that the wells "are inexpensive by today's standards to develop, maintain, and operate," including your cost estimates for each well.

Management's Discussion and Analysis, page 20

9. We note your response to our prior comment 24 and the statement that, "[t]he proceeds from, and the utilization of all available financing methods will be sufficient to keep the Company funded and the business moving forward." Please revise to indicate that it is management's belief and not merely a statement of fact made by the company.

Financial Statements

10. We reissue our prior comment 30. In accordance with Regulation S-X, Rule 3-01(a), if the registrant has been in existence for less than one fiscal year, there shall be filed an audited balance sheet as of a date within 135 days of the date of filing the

registration statement. Please update your filing to include audited financial statements that meet this requirement. Please note Rules 3-02 and 3-04 of Regulation S-X also require audited statements of income, cash flows and changes in shareholders' equity from the date of inception to the date of the audited balance sheet.

Statements of Operations, page F-3

11. We note revenue has been recorded in the amount of $262 for the six months ended December 31, 2009 and Accumulated from June 25, 2009 (Date of Inception) to December 31, 2009. We note from your Management's Discussion and Analysis that you have generated no revenue. Please clarify what this amount represents or correct your financial statements if this amount has been recorded in error.

Signatures

12. We note your response to prior comment 32. To quote the instructions to Form S-1, the registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions. Please also provide the signature of the principal financial officer.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Luis Carrillo
        (619) 330-1888